Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

27 August 2002

02076136

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
27 August 2002	Announcement to Australian Stock Exchange Market Speculation

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

dlw 9/19

LL0004

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

27 August 2002

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: One (1) page

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

MARKET SPECULATION

Media reports today speculating that a "share buy-back is firmly on the agenda" are inaccurate. A share buy-back was considered at last week's Board meeting. However, it was decided not to instigate one at this time for a combination of reasons:

1. Firstly, the company wishes to preserve maximum financial flexibility, given the global market and economic uncertainties prevailing.
2. Secondly, the company does not feel it is timely to do a buy-back prior to completing the review of ways to improve the returns from its Real Estate Investments ("REI") business.

As previously stated, a share buy-back will be continually reviewed by the Board.

The company made clear to the market in last week's announcement of its 2002 full year results that it was looking at a range of options to improve returns for shareholders from its Real Estate Investments businesses.

The Board has not reached any decision in relation to the review of these options. The company will advise the market once the review of these options has been finalised.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary